# SEC Schedule 13D/A (Amendment No. 31) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ontrak, Inc., CIK 0001136174
CUSIP: 683373401
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 333 S. E. 2ND AVENUE, SUITE 2000, MIAMI, Florida (FL), 33131
Date of event which requires filing of this statement: 05/27/2025
Filed by CIK 0001797168
Persons authorized to receive notices and communications: Terren S. Peizer, 200 Dorado Beach Drive #3831, Dorado, Puerto Rico (PR), 00646, 310-444-4321; Acuitas Group Holdings, LLC, 200 Dorado Beach Drive #3831, Dorado, Puerto Rico (PR), 00646, 310-444-4321; Acuitas Capital LLC, 200 Dorado Beach Drive #3831, Dorado, Puerto Rico (PR), 00646, 310-444-4321; Humanitario Capital LLC, 200 Dorado Beach Drive #3831, Dorado, Puerto Rico (PR), 00646, 310-444-4321

## Reporting persons
- Acuitas Group Holdings, LLC (CIK 0001797168): type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 37,808,412; sole dispositive power 0; shared dispositive power 37,808,412; aggregate amount beneficially owned 37,808,412 (90.3% of the class)
  Comment: Based on 41,894,127 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of: (i) 4,217,848 Shares issued and outstanding as of May 14, 2025, as disclosed by the Company in the Quarterly Report on Form 10-Q filed with the SEC on May 20, 2025 ("FY25Q1 10-Q"); (ii) an aggregate of 10,934,178 Shares underlying the New Keep Well Warrants previously issued to Acuitas in June 2024; (iii) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); (iv) an aggregate of 6,277,783 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); (v) an aggregate of 11,964,311 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment; and (vi) an aggregate of 7,388,895 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash), in each case, as described further in Item 5 below.
- Acuitas Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 14,777,790; sole dispositive power 0; shared dispositive power 14,777,790; aggregate amount beneficially owned 14,777,790 (77.8% of the class)
  Comment: Based on 18,995,638 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of: (i) 4,217,848 Shares issued and outstanding as of May 14, 2025, as disclosed by the Company in the FY25Q1 10-Q; (ii) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); (iii) an aggregate of 6,277,783 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); and (iv) an aggregate of 7,388,895 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash), in each case, as described further in Item 5 below.
- Humanitario Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); source of funds: other (OO); sole voting power 0; shared voting power 18,089,029; sole dispositive power 0; shared dispositive power 18,089,029; aggregate amount beneficially owned 18,089,029 (88.2% of the class)
  Comment: Based on 20,501,397 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of: (i) 4,217,848 Shares issued and outstanding as of May 14, 2025, as disclosed by the Company in the FY25Q1 10-Q; and (ii) an aggregate of 16,283,549 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023, in each case, as described further below in Item 5.
- Terren S. Peizer: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 55,897,441; shared voting power 0; sole dispositive power 55,897,441; shared dispositive power 0; aggregate amount beneficially owned 55,897,441 (96.1% of the class)
  Comment: Based on 58,177,676 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of: (i) 4,217,848 Shares issued and outstanding as of May 14, 2025, as disclosed by the Company in the FY25Q1 10-Q; (ii) an aggregate of 10,934,178 Shares underlying the New Keep Well Warrants previously issued to Acuitas in June 2024; (iii) an aggregate of 16,283,549 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023; (iv) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); (v) an aggregate of 6,277,783 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); (vi) an aggregate of 11,964,311 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment; and (vii) an aggregate of 7,388,895 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash), in each case, as described further in Item 5 below.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Ontrak, Inc.
Address of issuer's principal executive offices: 333 S. E. 2ND AVENUE, SUITE 2000, MIAMI, Florida (FL), 33131
Comment: This Amendment No. 31 to Schedule 13D (this "Amendment") is being filed by Acuitas Group Holdings, LLC, a California limited liability company ("Acuitas"), Acuitas Capital LLC, a Delaware limited liability company and a wholly owned subsidiary of Acuitas ("Acuitas Capital"), Humanitario Capital LLC, a Puerto Rico limited liability company ("Humanitario"), and Terren S. Peizer ("Mr. Peizer") (collectively, the "Reporting Persons") to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 20, 2010, as amended by Amendment No. 1 to Schedule 13D filed on December 6, 2011, Amendment No. 2 to Schedule 13D filed on April 27, 2012, Amendment No. 3 to Schedule 13D filed on September 20, 2012, Amendment No. 4 to Schedule 13D filed on February 14, 2013, Amendment No. 5 to Schedule 13D filed on May 11, 2021, Amendment No. 6 to Schedule 13D filed on July 27, 2021, Amendment No. 7 to Schedule 13D filed on August 16, 2021, Amendment No. 8 to Schedule 13D filed on November 2, 2021, Amendment No. 9 to Schedule 13D filed on April 18, 2022, Amendment No. 10 to Schedule 13D filed on September 2, 2022, Amendment No. 11 to Schedule 13D filed on September 8, 2022, Amendment No. 12 to Schedule 13D filed on November 22, 2022, Amendment No. 13 to Schedule 13D filed on January 4, 2023, Amendment No. 14 to Schedule 13D filed on January 6, 2023, Amendment No. 15 to Schedule 13D filed on February 23, 2023, Amendment No. 16 to Schedule 13D filed on March 7, 2023, Amendment No. 17 to Schedule 13D filed on March 8, 2023, Amendment No. 18 to Schedule 13D filed on June 27, 2023, Amendment No. 19 to Schedule 13D filed on November 2, 2023, Amendment No. 20 to Schedule 13D filed on November 15, 2023, Amendment No. 21 to Schedule 13D filed on December 20, 2023, Amendment No. 22 to Schedule 13D filed on April 1, 2024, Amendment No. 23 to Schedule 13D filed on April 10, 2024, Amendment No. 24 to Schedule 13D filed on June 5, 2024, Amendment No. 25 to Schedule 13D filed on June 21, 2024, Amendment No. 26 to Schedule 13D filed on August 30, 2024, Amendment No. 27 to Schedule 13D filed on October 3, 2024, Amendment No. 28 to Schedule 13D filed on October 7, 2024, Amendment No. 29 to Schedule 13D filed on April 1, 2025 and Amendment No. 30 to Schedule 13D filed on May 20, 2025 (as amended and supplemented, the "Original Statement" and, as amended and supplemented by this Amendment, the "Statement"), relating to common stock, par value $0.0001 per share (the "Shares"), of Ontrak, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 below, which is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented by adding the following information:

"As previously disclosed, on March 28, 2024, Acuitas Capital, the Company, certain of the Company's subsidiaries and U.S. Bank Trust Company, National Association, entered into the Sixth Amendment (the "Sixth Amendment") to the Master Note Purchase Agreement, dated as of April 15, 2022, as amended by that certain First Amendment made as of August 12, 2022, that certain Second Amendment made as of November 19, 2022, that certain Third Amendment made as of December 30, 2022, that certain Fourth Amendment made as of June 23, 2023, that certain Fifth Amendment made as of October 31, 2023, the Sixth Amendment and that certain agreement made as of May 19, 2025 (as amended, the "Keep Well Agreement").

Pursuant to the terms of the Sixth Amendment, the Company issued and sold to Acuitas Capital, and Acuitas Capital purchased from the Company, an additional Demand Note dated as of May 27,2025, with an aggregate principal amount of $1,300,000, in the form attached as Exhibit A to the Sixth Amendment, as previously filed as Exhibit 99.28 to the Original Statement. The source of funds was working capital. Pursuant to the terms of the Sixth Amendment, in connection with the Demand Note purchased by Acuitas Capital from the Company, the Company issued to Acuitas a Demand Warrant, issued as of May 27, 2025, in the form attached as Exhibit B to the Sixth Amendment, to purchase up to an aggregate of 1,635,220 Shares, exercisable at an initial exercise price of $1.59 per share (in each case, subject to further adjustment)."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) and (b) of the Statement is amended and restated in its entirety as follows:

"(a) and (b)

Acuitas

All percentages of Shares outstanding contained herein with respect to Acuitas are based on 41,894,127 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i) 4,217,848 Shares issued and outstanding as of May 14, 2025, as disclosed by the Company in the FY25Q1 10-Q;

(ii) an aggregate of 10,934,178 Shares underlying the New Keep Well Warrants previously issued to Acuitas pursuant to the Sixth Amendment in June 2024;

(iii) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(iv) an aggregate of 6,277,783 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital, including the Demand Note purchased on May 27, 2025 (as described in Item 4 above) (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(v) an aggregate of 11,964,311 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment, including 1,635,220 Shares underlying the Demand Warrant issued in respect of the Demand Note purchased on May 27, 2025; and

(vi) an aggregate of 7,388,895 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee), including 722,223 Shares underlying the Conversion Warrant issuable upon the conversion of the Demand Note purchased by Acuitas Capital on May 27, 2025 (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash).

As of the date hereof, Acuitas may be deemed to have beneficial ownership of 37,808,412 Shares, consisting of:

(i) an aggregate of 132,133 Shares owned by Acuitas as of the date hereof;

(ii) an aggregate of 10,934,178 Shares underlying the New Keep Well Warrants previously issued to Acuitas pursuant to the Sixth Amendment in June 2024;

(iii) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(iv) an aggregate of 6,277,783 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital, including the Demand Note purchased on May 27, 2025 (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(v) an aggregate of 11,964,311 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment, including 1,635,220 Shares underlying the Demand Warrant issued in respect of the Demand Note purchased on May 27, 2025; and

(vi) an aggregate of 7,388,895 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee), including 722,223 Shares underlying the Conversion Warrant issuable upon the conversion of the Demand Note purchased by Acuitas Capital on May 27, 2025 (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash).

The Shares beneficially owned by Acuitas represents approximately 90.3% of the total number of Shares outstanding as of the date hereof. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 37,808,412 Shares with Mr. Peizer. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 14,777,790 Shares with Acuitas Capital and Mr. Peizer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Acuitas Capital

All percentages of Shares outstanding contained herein with respect to Acuitas Capital are based on 18,995,638 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i) 4,217,848 Shares issued and outstanding as of May 14, 2025, as disclosed by the Company in the FY25Q1 10-Q;

(ii) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(iii) an aggregate of 6,277,783 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital, including the Demand Note purchased on May 27, 2025 (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); and

(iv) an aggregate of 7,388,895 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee), including 722,223 Shares underlying the Conversion Warrant issuable upon the conversion of the Demand Note purchased by Acuitas Capital on May 27, 2025 (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash).

As of the date hereof, Acuitas Capital may be deemed to have beneficial ownership of 14,777,790 Shares, consisting of:

(i) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(ii) an aggregate of 6,277,783 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital, including the Demand Note purchased on May 27, 2025 (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); and

(iii) an aggregate of 7,388,895 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee), including 722,223 Shares underlying the Conversion Warrant issuable upon the conversion of the Demand Note purchased by Acuitas Capital on May 27, 2025 (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash).

The Shares beneficially owned by Acuitas Capital represents approximately 77.8% of the total number of Shares outstanding as of the date hereof. Acuitas Capital may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 14,777,790 Shares with Acuitas and Mr. Peizer.

Humanitario

All percentages of Shares outstanding contained herein with respect to Humanitario are based on 20,501,397 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i) 4,217,848 Shares issued and outstanding as of May 14, 2025, as disclosed by the Company in the FY25Q1 10-Q; and

(ii) an aggregate of 16,283,549 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023, representing the sum of (1) 14,983,974 Shares underlying the Private Placement Warrant and (2) 1,299,575 Shares underlying the Private Placement Pre-Funded Warrant.

As of the date hereof, Humanitario may be deemed to have beneficial ownership of 18,089,029 Shares, consisting of:

(i) an aggregate of 1,805,480 Shares owned by Humanitario as of the date hereof; and

(ii) an aggregate of 16,283,549 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023.

The Shares beneficially owned by Humanitario represents approximately 88.2% of the total number of Shares outstanding as of the date hereof. Humanitario may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 18,089,029 Shares with Mr. Peizer.

Mr. Peizer

All percentages of Shares outstanding contained herein with respect to Mr. Peizer are based on 58,177,676 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i) 4,217,848 Shares issued and outstanding as of May 14, 2025, as disclosed by the Company in the FY25Q1 10-Q;

(ii) an aggregate of 10,934,178 Shares underlying the New Keep Well Warrants previously issued to Acuitas pursuant to the Sixth Amendment in June 2024;

(iii) an aggregate of 16,283,549 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023;

(iv) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(v) an aggregate of 6,277,783 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital, including the Demand Note purchased on May 27, 2025 (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(vi) an aggregate of 11,964,311 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment, including 1,635,220 Shares underlying the Demand Warrant issued in respect of the Demand Note purchased on May 27, 2025; and

(vii) an aggregate of 7,388,895 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee), including 722,223 Shares underlying the Conversion Warrant issuable upon the conversion of the Demand Note purchased by Acuitas Capital on May 27, 2025 (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash).

As of the date hereof, Mr. Peizer may be deemed to have beneficial ownership of 55,897,441 Shares, consisting of:

(i) an aggregate of 1,937,613 Shares beneficially owned by Mr. Peizer as of the date hereof, representing the sum of (1) 132,133 Shares owned by Acuitas as of the date hereof and (2) 1,805,480 Shares owned by Humanitario as of the date hereof;

(ii) an aggregate of 10,934,178 Shares underlying the New Keep Well Warrants previously issued to Acuitas pursuant to the Sixth Amendment in June 2024;

(iii) an aggregate of 16,283,549 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023;

(iv) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(v) an aggregate of 6,277,783 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital, including the Demand Note purchased on May 27, 2025 (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(vi) an aggregate of 11,964,311 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment, including 1,635,220 Shares underlying the Demand Warrant issued in respect of the Demand Note purchased on May 27, 2025; and

(vii) an aggregate of 7,388,895 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee), including 722,223 Shares underlying the Conversion Warrant issuable upon the conversion of the Demand Note purchased by Acuitas Capital on May 27, 2025 (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash).

The Shares beneficially owned by Mr. Peizer represents approximately 96.1% of the total number of Shares outstanding as of the date hereof. Mr. Peizer may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all of the 55,897,441 Shares."
Transactions in the class effected during the past sixty days:
Item 5(c) of the Statement is hereby supplemented with the following:

"Except as set forth in this Amendment, the Reporting Persons had no transactions in the securities of the Company since the most recent filing on Schedule 13D."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 above, which information is incorporated by reference herein.

## Signatures
- Acuitas Group Holdings, LLC: /s/ Terren S. Peizer, Terren S. Peizer, Chairman (05/29/2025)
- Acuitas Capital LLC: /s/ Terren S. Peizer, Terren S. Peizer, Chairman (05/29/2025)
- Humanitario Capital LLC: /s/ Terren S. Peizer, Terren S. Peizer, Sole Member (05/29/2025)
- Terren S. Peizer: /s/ Terren S. Peizer, Terren S. Peizer (05/29/2025)